
novozymes

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA


03029999

SEC MAIL PROCESSING
RECEIVED
SEP 1 2 2003
WASH, D.C. 187

09/05/2003

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive press releases nos. 19, 20 and 21 sent to the Copenhagen Stock Exchange in September 2003.

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

Yours sincerely
**Novozymes A/S**

Ella Begtrup
Investor Relations
+45 44 42 23 79

**Novozymes A/S**
**Stakeholder**
**Communications**

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27


novozymes

# Stock Exchange Announcement

September 5, 2003

## Novozymes A/S

### Status re Novozymes' holding of own shares (treasury shares)

Pursuant to Section 28 of the Danish Securities Trading Act, this is to report that as of today, Novozymes A/S owns 5,290,000 B shares in Novozymes A/S; this corresponds to 7% of the total capital stock.

As of February 7, 2003 Novozymes' holding of own shares comprised 3,775,000 B shares, equivalent to 5% of the total number of shares in issue.

## Contact persons


**Media:**
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

**Investors and analysts:**
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969


*Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. Headquartered in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and micro organisms in more than 130 countries. The company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.*



# Stock exchange announcement

September 2, 2003

## Novozymes A/S
## Trading by insiders in Novozymes A/S B shares - statement (no. 8, 2003)

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

| ISIN | Trading date | Number of shares traded, net | Market value of number of shares traded, net | Total number of shares held by insiders | Market value of shares held by insiders |
|---|---|---|---|---|---|
| DK0010272129 | August 29, 2003 | - 1,768 | DKK 390,712 | 132,758 | DKK 26,949,874 |

## Contact persons

**Press and media:**
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Nicolai Kampmann
Tel. (direct): +45 4442 4161

**Equity analysts and investors:**
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

*Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. Headquartered in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and micro organisms in more than 130 countries. The company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.*



Novozymes A/S
Stakeholder Communications
Krogshoejvej 36
2880 Bagsvaerd
Phone:
+45 8824 9999
Internet:
www.novozymes.com


novozymes

# Stock exchange announcement

September 2, 2003

## Novozymes A/S
## Trading by insiders in Novozymes A/S B shares - statement (no. 7, 2003)

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

| ISIN | Trading date | Number of shares traded, net | Market value of number of shares traded, net | Total number of shares held by insiders | Market value of shares held by insiders |
|---|---|---|---|---|---|
| DK0010272129 | August 29, 2003 | - 1,768 | DKK 390,712 | 132,758 | DKK 26,949,874 |

## Contact persons

**Press and media:**
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Nicolai Kampmann
Tel. (direct): +45 4442 4161

**Equity analysts and investors:**
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

*Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. Headquartered in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and micro organisms in more than 130 countries. The company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.*